EGA Frontier Diversified Core Fund
171 East Ridgewood Ave.
Ridgewood, NJ 07450

ALPS Distributors, Inc.
1290 Broadway
Suite 1100
Denver, CO 80203

October 30, 2013
Via EDGAR Transmission

Filing Desk
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	EGA Frontier Diversified Core Fund
SEC File Nos. 333-185662; 811-22782
Request for Acceleration

Ladies and Gentlemen:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the undersigned officers of EGA Frontier Diversified Core Fund (the “Registrant”) and its principal underwriter, ALPS Distributors, Inc., respectfully request that the effectiveness of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 filed on October 30, 2013 (the “Amendment”), be accelerated to Friday, November 1, 2013, or as soon as practicable thereafter.

It is our understanding that Ms. Mary A. Cole has discussed the possible acceleration of the Registration Statement with Michael D. Mabry of Stradley Ronon Stevens & Young, LLP.

In connection with this request for acceleration, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registrant’s filing; (ii) should the Securities and Exchange Commission (“SEC”) or the staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (iii) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Registrant may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Filing Desk
U.S. Securities and Exchange Commission
October 30, 2013

Thank you for your prompt attention to the request for acceleration of the effective date of the Registration Statement.  Please contact Michael D. Mabry at (215) 564-8011 if you have any questions or need further information.

Sincerely,

/s/Robert C. Holderith
Robert C. Holderith
President
EGA Frontier Diversified Core Fund

/s/Thomas A. Carter
Thomas A. Carter
President
ALPS Distributors, Inc.

cc:       Mary A. Cole
Michael D. Mabry